                                                                                                                                                                                          UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

COUNTERPATH CORPORATION
________________________________________________________________________________
(Name of Issuer)

SHARES OF COMMON STOCK
________________________________________________________________________________
(Title of Class of Securities)

22229P203
________________________________________________________________________________
(CUSIP Number)

August 9, 2013
________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 22228P 203
1.	Names of Reporting Persons: COVINGTON CAPITAL CORPORATION
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Ontario, Canada
Number of Shares Beneficially Owned by each Reporting Person with:	5.	Sole Voting Power: 6,574,979(1)(2)
	6.	Shared Voting Power: Nil
	7.	Sole Dispositive Power: 6,574,979(1)(2)
	8.	Shared Dispositive Power: Nil
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,574,979(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): Not Applicable
11.	Percent of Class Represented by Amount in Row (9): 15.6%(3)
12.	Type of Reporting Person (See Instructions): CO

(1)
Covington Capital Corporation is the investment manager of Covington Venture Fund Inc., the beneficial owner of 4,117,018 shares, and Covington Fund II Inc., the beneficial owner of 2,157,691 shares. Covington Capital Corporation exercises sole voting and dispositive power over the shares beneficially owned by each of Covington Venture Fund Inc. and Covington Fund II Inc.

(2)	Includes 300,000 shares that may be acquired on the exercise of share purchase warrants held by Covington Fund II Inc.
(3)
Calculated based on the aggregate of 42,230,035 shares, which consists of 41,930,035 shares outstanding as of August 8, 2013 and 300,000 shares that may be acquired by Covington Fund II Inc. on the exercise of share purchase warrants within sixty days pursuant to Rule 13d-3 of the Act.

Explanatory Note:

As of August 8, 2013, the Reporting Persons determined that they are eligible to, and have elected to, re-file on Schedule 13G instead of Schedule 13D. This Schedule 13G replaces the Schedule 13D/A filed as of June 19, 2012 by the Reporting Persons hereto.

Item 1.

(a)           Name of Issuer:  CounterPath Corporation (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices: Suite 300, One Bentall Centre, 505 Burrard Street, Vancouver, British Columbia Canada V7X 1M3

Item 2.

(a)           Name of Person Filing:  see below.

(b)	Address of Principal Business Office or, if none, Residence: see below.

(c)           Citizenship:

This Schedule 13G is being filed on behalf of (i) Covington Capital Corporation (“Covington Capital”), a corporation formed pursuant to the laws of the Province of Ontario, Canada; (ii) Covington Venture Fund Inc. (“CVF”), a corporation formed pursuant to the laws of Canada; and (iii) Covington Fund II Inc. (“Covington Fund”), a corporation formed pursuant to the laws of the Province of Ontario, Canada and continued under the laws of Canada (together, the “Reporting Persons”).  Covington Capital is the investment manager of CVF and Covington Fund and exercises sole voting and dispositive power over the shares of common stock held by each of CVF and Covington Fund.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office address of each of Covington Capital, CVF and Covington Fund is: 87 Front Street East, Suite 400, Toronto, Ontario Canada M5E 1B8.

(d)           Title of Class of Securities: Common Stock, par value $0.001

(e)           CUSIP Number:  22228P203

Item 3.  If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially owned: see below.

(b)	Percent of Class:

Covington Capital beneficially owns 6,574,979 shares, which includes: (i) 4,117,018 shares registered in the name of CVF, (ii) 2,157,691 shares registered in the name of Covington Fund and (iii) 300,000 shares that may be acquired by Covington Fund on the exercise of share purchase warrants that may be exercised within 60 shares pursuant to Rule 13d-3 of the Act, representing approximately 15.6% of the Issuer’s outstanding shares, calculated based on 41,930,035 shares outstanding as of August 8, 2013 and 300,000 shares that may be acquired by Covington Fund on the exercise of share purchase warrants within 60 days.

(c)           Number of shares as to which the person has: see below.

(i)	Sole power to vote or to direct the vote:

Covington Capital Corporation	6,574,979 shares
Covington Venture Fund Inc.	nil shares
Covington Fund II Inc.	nil shares

(ii)           Shared power to vote or to direct the vote:

Covington Capital Corporation	nil shares
Covington Venture Fund Inc.	nil shares
Covington Fund II Inc.	nil shares

(iii)           Sole power to dispose or to direct the disposition of:

Covington Capital Corporation	6,574,979 shares
Covington Venture Fund Inc.	nil shares
Covington Fund II Inc.	nil shares

(iv)         Shared power to dispose or to direct the disposition of:

Covington Capital Corporation	nil shares
Covington Venture Fund Inc.	nil shares
Covington Fund II Inc.	nil shares

Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8  Identification and Classification of Members of the Group

Not Applicable

Item 9.  Notice of Dissolution of Group

Not Applicable

Item 10.  Certification

(a)           The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)           The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired are not held for the purpose of or with the effect of changing or influencing the control of the issuer or the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COVINGTON CAPITAL CORPORATION

By:           /s/ Scott D. Clark
Name:  Scott D. Clark
Title:  President and Chief Executive Officer

COVINGTON VENTURE FUND INC.

By:           /s/ William Jin
Name:  William K. Jin
Title:  Senior Vice President

COVINGTON FUND II INC.

By:           /s/ William Jin
Name:  William K. Jin
Title:  Senior Vice President

EXHIBIT A

Joint Filing Agreement Pursuant To Rule 13d-1(K)
Of The Securities And Exchange Act Of 1934

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: August 9, 2013

COVINGTON CAPITAL CORPORATION

By:           /s/ Scott D. Clark
Name:  Scott D. Clark
Title:  President and Chief Executive Officer

COVINGTON VENTURE FUND INC.

By:           /s/ William Jin
Name:  William K. Jin
Title:  Senior Vice President

COVINGTON FUND II INC.

By:           /s/ William Jin
Name:  William K. Jin
Title:  Senior Vice President